UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Cellebrite DI Ltd.

(Name of Issuer)

Ordinary Shares, par value 0.00001 NIS per share

(Title of Class of Securities)

M2197Q107

(CUSIP Number)

Adam H. Clammer

True Wind Capital Management, L.P.

Four Embarcadero Center, Suite 2100

San Francisco, CA 94111

(415) 780-9975

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Mark Brod, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

August 28, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. M2197Q107

1.	Names of Reporting Persons. TWC Tech Holdings II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,397,288
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,397,288

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,397,288
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. M2197Q107

1.	Names of Reporting Persons. TWC SPAC Aggregator II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,397,288
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,397,288

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,397,288
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. M2197Q107

1.	Names of Reporting Persons. TWC Employee SPAC Aggregator II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,397,288
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,397,288

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,397,288
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. M2197Q107

1.	Names of Reporting Persons. True Wind Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,397,288
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,397,288

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,397,288
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. M2197Q107

1.	Names of Reporting Persons. True Wind Capital Management GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,397,288
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,397,288

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,397,288
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. M2197Q107

1.	Names of Reporting Persons. Adam H. Clammer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,197,710
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,197,710

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,197,710
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. M2197Q107

1.	Names of Reporting Persons. James H. Greene Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 750,000
	8.	Shared Voting Power 21,397,288
	9.	Sole Dispositive Power 750,000
	10.	Shared Dispositive Power 21,397,288

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,147,288
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Amendment No. 1 (the “Amendment No. 1”), being filed by TWC Tech Holdings II, LLC (“TWC Tech Holdings”), TWC SPAC Aggregator II, LLC, TWC Employee SPAC Aggregator II, LLC, True Wind Capital Management, L.P., True Wind Capital Management GP, LLC, Adam H. Clammer and James H. Greene, Jr. (together, the “Reporting Persons), amends the Schedule 13D initially filed on August 30, 2021 (amended by this Amendment No. 1, the “Schedule 13D”), relating to the Ordinary Shares, par value 0.00001 NIS per share (the “Ordinary Shares”), of Cellebrite DI Ltd., a company organized under the laws of Israel (the “Issuer”). The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (b) of the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment No. 1 is incorporated by reference in its entirety into this Item 5.

TWC Tech Holdings is the beneficial owner of 21,397,288 Ordinary Shares as of the date hereof. This number includes 11,730,621 Ordinary Shares and 9,666,667 Ordinary Shares of issuable upon exercise of Warrants of the Issuer (the “Warrants”) as described in Item 3 of Schedule 13D. As described in Item 3 of the Schedule 13D, 4,500,000 of such Ordinary Shares are unvested and remain subject to transfer restrictions pending the satisfaction of certain performance-based vesting conditions.

Mr. Clammer may be deemed the beneficial owner of 22,197,710 Ordinary Shares as of the date hereof. This number consists of (i) 21,397,288 Ordinary Shares beneficially owned through TWC Tech Holdings, (ii) 794,596 Ordinary Shares directly held by two family trusts of which Mr. Clammer is trustee or has the indirect power to acquire assets by virtue of a right of substitution of assets and (iii) 5,826 Ordinary Shares issuable upon vesting of restricted stock units that are scheduled to vest within 60 days of this filing (August 31, 2024), that were obtained by Mr. Clammer by virtue of his position as a member of the board of directors of the Issuer.

Mr. Greene may be deemed the beneficial owner of 22,147,288 Ordinary Shares as of the date hereof. This number consists of the 21,397,288 Ordinary Shares beneficially owned through TWC Tech Holdings and 750,000 Ordinary Shares directly held by a limited liability company managed by Mr. Greene.

The percentages of beneficial ownership in this Schedule 13D are based on 205,297,065 Ordinary Shares issued and outstanding as of March 11, 2024, as described in the Annual and Transition Report of Foreign Private Issuers, as amended, on Form 20-F/A filed by the Issuer with the Securities and Exchange Commission on April 12, 2024, plus the 9,666,667 Ordinary Shares underlying the Warrants beneficially owned by the Reporting Persons as described herein.

Item 5(c) of Schedule 13D is hereby amended and supplemented by inserting the following at the end thereof:

On August 28, 2024, TWC Tech Holdings distributed 1,656,879 Ordinary Shares it directly held to certain of its members. Except as set described in the previous sentence, none of the Reporting Persons have effected any transactions in Ordinary Shares or Warrants in the previous 60 days.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2024

TWC TECH HOLDINGS II, LLC

By:	TWC SPAC Aggregator II, LLC, its managing member

By:	TWC Employee SPAC Aggregator II, LLC,
its managing member

By:	True Wind Capital Management, L.P.,
its managing member

By:	True Wind Capital Management GP, LLC,
its general partner

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TWC SPAC AGGREGATOR II, LLC

By:	TWC Employee SPAC Aggregator II, LLC,
its managing member
By:	True Wind Capital Management, L.P., its managing member

By:	True Wind Capital Management GP, LLC, its general partner

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TWC EMPLOYEE SPAC AGGREGATOR II, LLC

By:	True Wind Capital Management, L.P., its managing member
By:	True Wind Capital Management GP, LLC, its general partner

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TRUE WIND CAPITAL MANAGEMENT, L.P.

By:	True Wind Capital Management GP, LLC, its general partner

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TRUE WIND CAPITAL MANAGEMENT GP, LLC

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

ADAM H. CLAMMER

/s/ Adam H. Clammer

JAMES H. GREENE, JR.

/s/ James H. Greene, Jr.